Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

MFS High Income Municipal Trust
File No.: 811-05754

MFS High Yield Municipal Trust
File No.: 811-04992

MFS Investment Grade Municipal Trust

File No.: 811-05785

Date: December February 11, 2026

MFS Investment Management 111 Huntington Avenue Boston, MA 02199

February 2026

IMPORTANT NOTIFICATION:

Reorganization of MFS Closed-End Funds

On December 11, 2025, the board of trustees of the MFS closed-end funds approved the following proposals:

•	Reorganize seven MFS closed end funds into two current closed-end funds:

o	Three MFS closed-end funds — the MFS High Income Municipal Trust (CXE), MFS High Yield Municipal Trust (CMU) and MFS Investment Grade Municipal Trust (CXH) — will be reorganized into the MFS Municipal Income Trust (MFM).

o	Four taxable MFS closed-end funds — the MFS Charter Income Trust (MCR), MFS Government Markets Income Trust (MGF), MFS Intermediate Income Trust (MIN) and MFS Intermediate High Income Fund (CIF) — will be reorganized into the MFS Multimarket Income Trust (MMT).

•	Appoint abrdn Inc. (“Aberdeen”), a global specialist asset manager, as investment adviser for MFM and MMT. Appoint new board of trustees (nominated by Aberdeen) for MFM and MMT, replacing the existing board of trustees of each fund.
•	Issue new common shares of MFM and MMT to facilitate the proposed reorganizations.

Pending shareholder approval, the above proposals are expected to be completed in June 2026, after which MFM and MMT will be rebranded with the Aberdeen name.

NOTICE AND PROXY MATERIALS SENT TO SHAREHOLDERS BY EQ FUND SOLUTIONS

Proxy materials, including instructions on how to vote, were sent to shareholders of each fund requesting they vote on these proposals. The proxy materials were sent from EQ Fund Solutions, the appointed proxy solicitor.

If the appointment of Aberdeen as investment adviser is not approved by shareholders of MFM and MMT, MFS will remain the investment adviser for these funds and each fund’s current board of trustees will remain in place.

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

MFS High Income Municipal Trust
File No.: 811-05754

MFS High Yield Municipal Trust
File No.: 811-04992

MFS Investment Grade Municipal Trust

File No.: 811-05785

Date: December February 11, 2025

A VOTE “FOR” IS RECOMMENDED

The board of trustees of each MFS closed-end fund believes that these proposals are in the best long-term interests of each MFS closed-end fund’s shareholders and therefore recommend a vote FOR the proposals.

We appreciate your continued confidence in MFS and welcome the opportunity to discuss these updates in further detail.

For more information, please reach out to your MFS relationship manager or sales contact(s) at 1-800-343-2829. Shareholders may contact their investment professional or call EQ Fund Solutions directly regarding the proxy materials at 800-848-3402.